EXHIBIT 2.5
REORGANIZATION AGREEMENT
BY AND AMONG
CARTER HOLT HARVEY LIMITED,
BEVERAGE PACKAGING HOLDINGS (LUXEMBOURG) III S.À R.L.,
REYNOLDS GROUP HOLDINGS INC.,
EVERGREEN PACKAGING US LIMITED
AND
EVERGREEN PACKAGING NEW ZEALAND LIMITED
Dated as of April 25, 2010

i

Table of Contents
(continued)

ii

Table of Contents
(continued)

Page
ARTICLE IX

TERMINATION	42
9.1 Termination	42
9.2 Procedure and Effect of Termination	43

ARTICLE X

MISCELLANEOUS	44

10.1 Notices	44
10.2 Parties in Interest	45
10.3 No Third Party Beneficiaries	45
10.4 Governing Law; Choice of Jurisdiction	45
10.5 Assignment	45
10.6 Amendment; Waivers	46
10.7 Further Assurances	46
10.8 Absence of Post-Closing Restrictions	46
10.9 Severability	46
10.10 Headings	46
10.11 Entire Agreement	46
10.12 Counterparts	47

Exhibits
Exhibit A Form of Transition Services Agreement

Annexes

Annex I Pro Forma Closing Statement
Annex II Subsidiaries’ Pro Rata Portion

iii

REORGANIZATION AGREEMENT
     REORGANIZATION AGREEMENT (this “Agreement”), dated as of April 25, 2010, by and among Beverage Packaging Holdings (Luxembourg) III S.à r.l., a private limited liability company (société à responsabilité limitée) duly formed under the laws of the Grand Duchy of Luxembourg (“Buyer”), Carter Holt Harvey Limited, a New Zealand company (“Seller”), Reynolds Group Holdings Inc., a Delaware corporation (the “US Acquirer”), Evergreen Packaging US Limited, a New Zealand company (the “Target Subsidiary”) and Evergreen Packaging New Zealand Limited, a New Zealand company (“Evergreen Packaging New Zealand”). Capitalized terms used herein without definition shall have the meanings given them in Article I hereto.
W I T N E S S E T H:
     WHEREAS, Seller is the indirect owner through the entities named below of (i) the Target Subsidiary, (ii) all of the issued and outstanding shares of capital stock of Evergreen Packaging (Luxembourg) S.à.r.l. (such shares, together with such additional shares being issued in connection with the Contribution (as defined below), “Evergreen Overseas”) and (iii) one share of Evergreen Packaging de El Salvador, S.A. de C.V., a company formed under the laws of El Salvador (the “EP Share”) (the shares referred to in clauses (ii) and (iii), together the “International Shares” and together with the US Shares, the “Shares”);
     WHEREAS, Buyer is the owner of (i) the US Acquirer and (ii) SIG Combibloc Holding GmbH (“International Buyer Subsidiary” and together with the US Acquirer, the “Buyer Subsidiaries”);
     WHEREAS, (i) Seller wishes to cause the Target Subsidiary to transfer all of the Target Assets to the US Acquirer and to cause Evergreen Packaging (Antilles) N.V. (the “International Seller Subsidiary”) to sell the International Shares to the International Buyer Subsidiary and (ii) Buyer wishes to cause the US Acquirer to acquire the Target Assets from the Target Subsidiary and the International Buyer Subsidiary to purchase the International Shares from the International Seller Subsidiary, all on the terms and conditions and for the consideration described in this Agreement;
     WHEREAS, immediately after the transactions described above, the constitution of the Target Subsidiary will be amended to provide that the liability of the shareholders of the Target Subsidiary is unlimited, causing Target Subsidiary to be liquidated for U.S. federal income tax purposes; and
     WHEREAS, the transactions described above with respect to the Target Subsidiary and US Acquirer are intended to be treated a tax-free reorganization pursuant to Section 368(a)(1)(D) of the Code, pursuant to which, for U.S. federal income tax purposes, (i) the Target Subsidiary transfers all of its assets to the US Acquirer in exchange for the US

Purchase Price and a nominal share of stock of the US Acquirer, in a transaction described in Section 361 of the Code, (ii) the Target Subsidiary distributes the US Purchase Price and the nominal share of stock of the US Acquirer to Evergreen Packaging New Zealand, pursuant to the plan of reorganization and the plan of liquidation of the Target Subsidiary, in a distribution described in Sections 354, 356 and 361 of the Code and (iii) Evergreen Packaging New Zealand Limited transfers the nominal share of stock of the US Acquirer to the US Acquirer’s sole owner for no consideration; and
     WHEREAS, prior to the Closing, Seller shall contribute all of the issued and outstanding share capital of Evergreen Packaging International BV (and, indirectly, the equity interests of the subsidiaries of Evergreen Packaging International BV) to the International Seller Subsidiary in exchange for additional registered shares of the International Seller Subsidiary (such contribution, the “Contribution”).
     NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived from this Agreement, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
     For purposes of this Agreement, the following words and phrases have the following meanings:
     “$” means the United States dollar.
     “Accounting Principles” means the IFRS principles, procedures and elections used in the preparation of the Financial Statements, consistently applied.
     “Affiliate” of a Person means a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person.
     “Agreement” is defined in the Preamble to this Agreement.
     “Aggregate Purchase Price” is defined in Section 2.1.
     “Ancillary Agreements” means the Transition Services Agreement and the Indemnity Letter.
     “Approved Restructuring Actions” is defined in Section 5.6.

     “Assets” means the properties, assets, rights, claims and Contracts of every kind, character and description, tangible or intangible, owned, leased, used or held for use in the Business of the Companies and the Companies’ Subsidiaries.
     “Business” means the business activities of the Companies and the Companies’ Subsidiaries, as conducted as of the date hereof and at any time between the date hereof and the Closing Date.
     “Business Day” means any day that is not (i) a Saturday, (ii) a Sunday, or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.
     “Buyer” is defined in the Preamble to this Agreement.
     “Buyer Indemnitees” is defined in Section 8.2.
     “Buyer Subsidiaries” is defined in the Recitals.
     “Buyer’s Group” means Buyer and its Subsidiaries, including for purposes of this Agreement, the Companies and the Companies’ Subsidiaries.
     “Cap” is defined in Section 8.4(a).
     “CHH Facility” means the Multi-Option Facility Agreement dated December 18, 2006 as amended from time to time between Seller, Carter Holt Harvey Finance Australia Pty Limited as the Australian Borrower, Evergreen Packaging Inc. as the US Borrower, Evergreen Packaging Canada Limited as the Canadian Borrower, Building Supplies Group Holdings Pty Limited as the Australian Holding Company, the banks and financial institutions listed in schedule 1 therein and Credit Suisse as lead arranger, underwriter, facility agent and security agent.
     “CHH Indentures” shall mean, together, the (i) Indenture, dated as of November 15, 1994, as amended, supplemented or otherwise modified from time to time, among Carter Holt Harvey Limited, the guarantors party thereto and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee and (ii) Indenture, dated as of April 15, 1995, as amended, supplemented or otherwise modified from time to time, among Carter Holt Harvey Limited, the guarantors party thereto and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.
     “Closing” is defined in Section 2.2.
     “Closing Date” is defined in Section 2.2.
     “Closing Net Cash” is defined in Section 2.4(b).

     “Closing Net Working Capital Amount” is defined in Section 2.4(b).
     “Closing Statement” is defined in Section 2.4(b).
     “Code” means the U.S. Internal Revenue Code of 1986, as amended.
     “Companies” means, collectively, Evergreen US and Evergreen Overseas.
     “Companies’ Subsidiaries” means all of the direct and indirect Subsidiaries of the Companies.
     “Company Intellectual Property” is defined in Section 3.14(a).
     “Consent” means any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person.
     “Contract” means any written or oral contract or any other legally binding agreement, commitment or undertaking.
     “Contribution” is defined in the Recitals.
     “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or credit arrangement, as trustee or executor, or otherwise.
     “Dispute Notice” is defined in Section 2.4(c).
     “Disputed Items” is defined in Section 2.4(c).
     “Eligible Insurance Proceeds” is defined in Section 8.4(e).
     “Employee Plans” means all material pension and profit-sharing, retirement and post-retirement welfare benefit, health insurance benefit (medical, dental and vision), disability, life and accident insurance, sickness benefit, vacation, bonus, incentive, deferred compensation, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements, whether written or oral, including any employee benefit plans defined in Section 3(3) of ERISA, maintained or contributed to by the Companies or the Companies’ Subsidiaries.
     “Environmental Law” means any Law regulating or relating to the protection of natural resources or the environment.

     “Environmental Permit” means any permit, license, authorization, registration, Consent or other approval required pursuant to applicable Environmental Laws.
     “EP Share” is defined in the Recitals to this Agreement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Evergreen Business” means the business, assets and entities acquired pursuant to the Purchase Agreement by and among International Paper Company, Carter Holt Harvey Limited and Evergreen Packaging, Inc., dated as of December 14, 2006.
     “Evergreen Closing Date” means January 31, 2007.
     “Evergreen Overseas” is defined in the Recitals to this Agreement.
     “Evergreen Packaging New Zealand” is defined in the Preamble to this Agreement.
     “Evergreen Packaging NZ Group” means Evergreen Packaging New Zealand Limited and its Subsidiaries.
     “Evergreen US” means Evergreen Packaging Inc., a Delaware corporation.
     “Existing International Indebtedness” means, as of any date of determination, without duplication, the sum of (i) the aggregate Indebtedness of Evergreen Overseas and its Subsidiaries, excluding Indebtedness between members of the Target Group plus (ii) the International Tax Adjustment Amount.
     “Existing US Indebtedness” means, as of any date of determination, without duplication, the aggregate Indebtedness of Evergreen US and its Subsidiaries, but in all cases excluding Indebtedness between members of the Target Group.
     “Financial Statements” is defined in Section 3.5(a).
     “Fundamental Representations” is defined in Section 8.1.
     “GE Facility” means the Credit Agreement, dated as of December 17, 2003, as amended, among Blue Ridge Paper Products Inc. as borrower, the other credit parties signatory thereto, the lenders signatory thereto from time to time and General Electric Corporation as agent and lender.
     “Governmental Approvals” is defined in Section 3.11(a).
     “Governmental Authority” means any government, any governmental, administrative or regulatory entity (including any stock exchange), authority, commission,

board, agency, instrumentality, bureau or political subdivision and any court, tribunal or judicial or arbitral body (whether in the U.S., or any other domestic or foreign national, federal, provincial, state or local entity or, in the case of an arbitral body, whether governmental, public or private).
     “Group” means Seller’s Group or Buyer’s Group.
     “GST” means goods and services tax or similar value added tax levied or imposed in New Zealand under the GST Act or otherwise on a supply of goods and services.
     “GST Act” means the Goods and Services Tax Act 1985 (NZ).
     “Hart Group” means (i) Graeme Hart, (ii) his spouse and members of his immediate family (including siblings, children, grandchildren and children and grandchildren by adoption), and (iii) in the event of incompetence or death of any of the persons described in clauses (i) and (ii) hereof, such person’s transferee by will, estate, executor, administrator, committee or other personal representative.
     “Hazardous Substances” means any substance that is regulated as toxic or hazardous under applicable Environmental Laws, including: asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum derived substances or wastes.
     “IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
     “Indebtedness” means, with respect to any Person, as of any date of determination, all indebtedness of such Person for money borrowed or raised, including any accrued and unpaid interest thereon.
     “Indemnified Party” is defined in Section 8.5(a).
     “Indemnifying Party” is defined in Section 8.5(a).
     “Indemnity Letter” means the Indemnity Letter Regarding Claims Against International Paper, by and between Seller and Buyer, dated as of the date hereof.
     “Indemnity Threshold” is defined in Section 8.4(a).
     “Input Tax” has the meaning given in the GST Act.
     “Intellectual Property” means all intellectual property and intellectual property rights including trademarks, service marks, trade names, distinguishing guises and trade dress including all goodwill associated with the foregoing, inventions, trade secrets, processes, formulae, compositions, designs, know-how, ideas, confidential business and technical information, domain names, copyrights, software, internet web sites including content, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, including registrations and applications to register trademarks, patents, industrial designs, copyrights or mask works.
     “International Adjustment” means an amount equal to (i) $25,300, multiplied by (ii) the number of days between April 30, 2010 and the Closing Date (excluding the Closing Date).
     “International Buyer Subsidiary” is defined in the Recitals to this Agreement.
     “International Cash” means, without duplication, as of any day of determination, the aggregate cash and cash equivalents of Evergreen Overseas and its Subsidiaries.
     “International Purchase Price” is defined in Section 2.1.
     “International Seller Subsidiary” is defined in the Recitals to this Agreement.
     “International Shares” is defined in the Recitals to this Agreement.
     “International Tax Adjustment Amount” means $2,000,000.
     “Joint Venture” means Ducart Evergreen Packaging Ltd, Banawi Evergreen Packaging Co. Limited and Banawi Evergreen Packaging Co. SAS.
     “Joint Venture Contracts” means (i) Joint Venture Agreement dated July 23, 1998, between Ducart Packaging Industries (Investments) (1986) Ltd, Ducart International Packaging (1998) Ltd, and International Paper Company on behalf of its wholly-owned subsidiary International Paper Emballages Liquides, S.A, as assigned and amended, (ii) Technical Assistance Agreement between International Paper Company, Kibbutz Kfar Masaryk and Ducart International Paper, Ltd., executed on October 6, 1998, as assigned and amended, (iii) Exclusive Representation Agreement between International Paper Company (on behalf of its wholly-owned subsidiary International Paper Emballges S.A.) and Ducart International Paper, Ltd., dated October 6, 1998, as assigned and amended, (iv) Paperboard Purchase and Sale Agreement between International Paper Company, Kibbutz Kfar Masaryk and Ducart International Paper, Ltd., dated October 6, 1998, as assigned and amended, (v) Spout Closure Supply Agreement dated July 15, 2001, between International Paper Company and LP-BU as assigned and amended, (vi) Representation Agreement dated July 9, 2001 between International Paper Company, LP-BU, and Evergreen Packaging Equipment as assigned and amended, (vii) Technical Assistance Agreement between International Paper Saudi LLC and LP-BU dated July 9, 2001, as assigned and amended, (viii) Joint Venture Agreement dated July 9, 2001, between International Paper Company and Banawi Container Group, Ltd., as assigned and amended, (ix) Joint Venture Agreement dated September 7, 2001 between International Paper Company and Benawi Container, as amended and supplemented and (x) Trademark License Agreement dated 31/7/09 between Benawi Evergreen Packaging Co. Ltd, Benawi Evergreen Packaging Africa SAS, Evergreen Packaging Inc.
     “Knowledge of Seller” means the actual knowledge, as of the date hereof, of any of Ricardo Alvergue, Malcolm Bundey, Joseph Hanks, Allen Hugli, Helen Golding or Thomas Degnan.
     “Law” means all (i) constitutions, treaties, statutes, laws (including, but not limited to, the common law) rules, regulations, ordinances, codes or orders of any Governmental Authority, and (ii) orders, decisions, injunctions, judgments, awards and decrees or consents of or agreements with any Governmental Authority.
     “Leased Real Property” is defined in Section 3.9(b).
     “Leases” is defined in Section 3.9(b).
     “Lien” means, with respect to any property or asset, any material mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
     “Litigation” means any action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in Law or in equity, pending by or before any court, tribunal, arbitrator or other Governmental Authority.
     “Losses” means any damage, loss, liability or expense (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’ and accountants’ fees and expenses in connection with any Litigation, but excluding any incidental, indirect or consequential damages, losses, liabilities or expenses, and any lost profits or diminution in value), whether or not involving a Third-Party Claim.
     “Maslux” means Mas Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) formed under the laws of the Grand Duchy of Luxembourg.
     “Material Adverse Effect” means any event, occurrence, condition, development or effect that has had or would reasonably be expected to have a material adverse effect on the Business, results of operations or financial condition of the Companies, taken as a whole, or the ability of Seller or any Company to perform their respective obligations under this Agreement, other than any event, occurrence, condition, development or effect relating to (i) the industries in which the Companies or the Companies’ Subsidiaries operate, (ii) any natural disaster or any acts or threats of terrorism, military action or war or any escalation or worsening thereof, or (iii) general economic conditions or capital or financial markets generally (including interest rate and exchange rate fluctuations), unless in each case specified in clauses (i) through (iii), such event occurrence, condition, development or effect has a disproportionate adverse effect on the Business in relation to others operating in the same industry.
     “Material Contract” is defined in Section 3.12(b).
     “Net Cash” means, as of any date of determination, the amount by which (A) the International Cash or US Cash, as applicable, is greater than or less than (B) the amount of Existing International Indebtedness or Existing US Indebtedness, respectively. For avoidance of doubt, Net Cash can be a negative number.
     “Net Working Capital Amount” means, as of any date of determination, without duplication, (i) the aggregate current assets of the Companies and the Companies’ Subsidiaries minus (ii) the sum of aggregate current liabilities of the Companies and the Companies’ Subsidiaries, calculated in accordance with the Accounting Principles, as modified by the accounting principles, practices and methodologies set forth in the Pro Forma Closing Statement.
     “New Financing” means an offering by Affiliates of Buyer of new notes and/or incremental senior secured notes and / or new incremental bank Indebtedness having an aggregate principal amount of no less than $1,600 million or an equivalent amount in such other currency as shall be determined by Buyer.
     “Notice of Insurance” is defined in Section 8.4(e).
     “Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, constitution, bylaws, articles of formation, regulations, operating agreement, certificates of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.
     “Output Tax” has the meaning given in the GST Act.
     “Owned Intellectual Property” is defined in Section 3.14(a).
     “Owned Real Property” is defined in Section 3.9(a).
     “Permitted Liens” means, with respect to any property or asset, (i) Liens disclosed on the Financial Statements, (ii) Liens for Taxes that are not yet due or that are being contested in good faith (and for which adequate accruals or reserves have been established on the Financial Statements), (iii) any Liens securing obligations under any documents governing the Existing US Indebtedness, or Existing International Indebtedness; (iv) Liens

which do not materially detract from the value or materially interfere with any present or intended use of such property or asset in the Business, or (v) Liens included in Section 3.10 of the Seller Disclosure Letter.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Pre-Closing Income Taxes” means any Taxes based on income, profits or net worth (without duplication) (a) of the Companies or any of the Companies’ Subsidiaries for all Pre-Closing Tax Periods, (b) of any member of a consolidated group of which the Companies or any Companies’ Subsidiaries (or any predecessor of the Companies or any Companies’ Subsidiaries) is or was a member (but in the case of the Evergreen Business only after the Evergreen Closing Date) and on or prior to the Closing Date but of which any Company or any of the Companies’ Subsidiary is not a member after the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar state, local or foreign law or regulation) or (c) of any Person imposed on any Company or any Companies’ Subsidiary as a transferee or successor, by Contract (other than any Contract entered into in the ordinary course of business) or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing and during a period any Company or any Companies’ Subsidiary was held or owned by Seller or its Affiliates.
     “Pre-Closing Tax Period,” with respect to the Evergreen Business, shall mean any tax period or portion thereof beginning after the Evergreen Closing Date ending on or before the Closing Date, or, for other portions of the Business, any tax period ending on or before the Closing Date.
     “Pro Forma Closing Statement” is defined in Section 2.4(a).
     “Pro Rata Portion” is defined in Section 2.4(g)(iii)(A).
     “Qualifying Loss” is defined in Section 8.4(a).
     “Rank” means Rank Group Limited.
     “Rank CFO” is defined in Section 2.4(e).
     “Resolution Period” is defined in Section 2.4(d).
     “Seller” is defined in the Preamble to this Agreement.
     “Seller Disclosure Letter” means the disclosure letter delivered by Seller to Buyer contemporaneously with the execution and delivery of this Agreement.

     “Seller’s Group” is defined in Section 5.7.
     “Seller Indemnitees” is defined in Section 8.3.
     “Seller’s Accountant” means PriceWaterhouseCoopers (New Zealand).
     “Shares” is defined in the Recitals to this Agreement.
     “Subsidiary” means, with respect to any Person, each corporation, partnership, joint venture or other legal entity of which such person beneficially owns, either directly or indirectly, one hundred percent of the outstanding stock or other equity interests the holders of which are entitled to vote for the election of the board of directors or similar governing body of such corporation, partnership, joint venture or other legal entity.
     “Target Assets” means all of the assets of the Target Subsidiary, including all of the issued and outstanding US Shares.
     “Target Group” means the Companies and the Companies’ Subsidiaries.
     “Target Subsidiary” is defined in the Preamble to this Agreement.
     “Target Working Capital” means $224,100,000.
     “Tax” means any federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, import, severance, real property, personal property, ad valorem, occupancy, license, occupation, business and occupation, employment, payroll, social security, disability, unemployment, employment insurance premiums, workers’ compensation, workers’ compensation premiums, health care, withholding, remittances, deductions, estimated or other similar tax, levy, assessment, reassessment, dues, duty, note, fee or other governmental charge or assessment, or deficiencies thereof (together with all interest and penalties thereon and additions thereto).
     “Tax Invoice” has the meaning given in the GST Act.
     “Tax Return” means any return, report, declaration, form, claim for refund or information, return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Taxable Supply” has the meaning given in the GST Act.
     “Taxing Authority” means any federal, state, provincial, local, foreign or other Governmental Authority responsible for any Tax.

     “Third-Party Claim” is defined in Section 8.5(a).
     “Transition Services Agreement” means the Transition Services Agreement among Seller and Evergreen Packaging, Inc. substantially in the form attached hereto as Exhibit A.
     “Treasury Regulations” means the regulations prescribed under the Code.
     “Unresolved Items” is defined in Section 2.4(e).
     “US Acquirer” is defined in the Preamble to this Agreement.
     “US Adjustment” means the amount equal to (i) $329,700, multiplied by (ii) the number of days between April 30, 2010 and the Closing Date (excluding the Closing Date).
     “US Cash” means, without duplication, as of any day of determination, the sum of (i) aggregate cash and cash equivalents of Evergreen US and its Subsidiaries plus (ii) the US Tax Adjustment Amount.
     “US Closing Net Cash” is defined in Section 2.4(a).
     “US Net Cash Statement” is defined in Section 2.4(a).
     “US Purchase Price” is defined in Section 2.1.
     “US Shares” means the all of the issued and outstanding shares of capital stock of Evergreen US.
     “US Tax Adjustment Amount” means $6,250,000.
ARTICLE II
REORGANIZATION
     2.1 Reorganization. Subject to the terms and conditions hereof, (a) Seller shall cause the Target Subsidiary to transfer the Target Assets to the US Acquirer and Buyer shall cause the US Acquirer to acquire the Target Assets from the Target Subsidiary, for consideration equal to the sum of (i) $1,377,272,000 plus (ii) if and only if the Closing Date is not the first day of a calendar month, the US Adjustment (such sum, the “US Purchase Price”) and (b) Seller shall cause the International Seller Subsidiary to sell the International Shares to the International Buyer Subsidiary and Buyer shall cause the International Buyer Subsidiary to purchase the International Shares from the International Seller Subsidiary for a purchase price equal to the sum of (i) $72,728,000 for Evergreen Overseas (of which $1.00 is agreed to be allocated to the EP Share) plus (ii) if and only if the Closing Date is not the first day of a calendar month, the International Adjustment (in the aggregate, the

“International Purchase Price” and together with the US Purchase Price, the “Aggregate Purchase Price”), in each case subject to adjustment as set forth in Section 2.4(g).
     2.2 Closing. The closing of the reorganization described in Section 2.1 (the “Closing”) shall take place at 10:00 a.m. (EST) at the offices of Debevoise and Plimpton LLP, 919 Third Avenue, New York, NY 10022, on the second Business Day after the waiver or satisfaction of all conditions to Closing set out in Article VI and Article VII of this Agreement (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as may be mutually agreed to by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” At the Closing:
     (a) Seller and Buyer shall confirm the satisfaction or waiver of all conditions to Closing;
     (b) Seller shall deliver to Buyer (A) two executed counterparts of this Agreement, (B) two executed counterparts of all documents and certificates required by this Agreement, and (C) such other documents as Buyer shall reasonably request to effectuate this Agreement on the terms contemplated hereby;
     (c) Seller shall (A) notify Evergreen Overseas of the transfer of the shares of Evergreen Overseas pursuant to article 190, paragraph 2 of the Luxembourg law dated 10 August 1915 concerning the commercial companies as amended and article 1690 of the Luxembourg Civil Code, in order to make the transfer of the Shares enforceable vis-à-vis Evergreen Overseas, (B) instruct the managers of Evergreen Overseas and any employee of Maslux to proceed to the entry of the transfer of the shares of Evergreen Overseas into the share register of Evergreen Overseas and (C) instruct the managers of Evergreen Overseas and any employee of Maslux to file a notice of the transfer of the shares of Evergreen Overseas with the Luxembourg Register of Commerce and Companies, in order to make the transfer of the shares of Evergreen Overseas enforceable vis-à-vis third parties;
     (d) The International Seller Subsidiary shall endorse the share certificate corresponding to the EP Share and register or cause to be registered such endorsement in favor of the International Buyer Subsidiary;
     (e) The Target Subsidiary shall transfer and assign the Targets Assets to the US Acquirer, including by delivering one or more certificates representing all of the US Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps;
     (f) Buyer shall cause the International Buyer Subsidiary to deliver to Seller, (A) an amount equal to the International Purchase Price by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing Date, (B) two executed counterparts of this Agreement, (C) two executed counterparts of all documents and certificates required by this Agreement, and (D) such other documents as Seller shall reasonably request to effectuate this Agreement on the terms contemplated hereby; and
     (g) Buyer shall cause the US Acquirer to deliver to the Target Subsidiary (A) an amount equal to the US Purchase Price by wire transfer of immediately available funds to the account or accounts designated by Target Subsidiary prior to the Closing Date, (B) two executed counterparts of this Agreement, (C) two executed counterparts of all documents and certificates required by this Agreement and (D) such other documents as Seller shall reasonably request to effectuate this Agreement on the terms contemplated hereby.
     2.3 [Intentionally omitted]
     2.4 Net Cash and Net Working Capital Adjustments.
     (a) US Net Cash Statement. Within three Business Days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “US Net Cash Statement”), consisting of a calculation of (i) US Cash as of the Closing Date, or, if the Closing Date is not the first day of a calendar month, as of the last day of the month immediately prior to the Closing (but in no event earlier than 11:59 p.m. New York time on April 30, 2010), (ii) the Existing US Indebtedness as of the Closing Date, or, if the Closing Date is not the first day of a calendar month, as of the last day of the month immediately prior to the Closing (but in no event earlier than 11:59 p.m. New York time on April 30, 2010), (iii) Net Cash of Evergreen US, as determined by the amounts provided in clauses (i) and (ii) (such amount, the “US Closing Net Cash”), and (iv) a calculation of the amount, if any, payable pursuant to clause (g)(i) of this Section 2.4. The US Net Cash Statement shall be prepared in accordance with the applicable Accounting Principles as modified by the accounting principles, practices and methodologies set forth in the statement attached hereto as Annex I (the “Pro Forma Closing Statement”). In the event of any objection by Seller to the amounts set forth on the US Net Cash Statement, such objection shall not delay the payment contemplated by Section 2.4(g)(i) and such objection shall instead be asserted in the Dispute Notice referred to in Section 2.4(c) and shall be resolved in the context of resolving any other items included in such Dispute Notice.
     (b) Closing Statement. Within 60 days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”), consisting of a calculation of (i) International Cash as of the Closing Date, or, if the Closing Date is not the first day of a calendar month, as of the last day of the month immediately prior to the Closing (but in no event earlier than 11:59 p.m. New York time on April 30, 2010), (ii) Existing International Indebtedness as of the Closing Date, or, if the Closing Date is not the first day of a calendar month, as of the last day of the month immediately prior to the Closing (but in no event earlier than 11:59 p.m. New York time on April 30, 2010) and (iii) Net Cash of Evergreen Overseas, as determined by the amounts provided in clauses (i) and (ii) (such amount, the “Closing Net Cash”), (iv) a calculation in reasonable detail of the

Net Working Capital Amount as of the Closing Date, or, if the Closing Date is not the first day of a calendar month, as of the last day of the month immediately prior to the Closing Date (but in no event earlier than 11:59 p.m. New York time on April 30, 2010) (the “Closing Net Working Capital Amount”), and (v) a calculation of the amount, if any, payable pursuant to clauses (g)(ii) and (g)(iii) of this Section 2.4. The Closing Statement shall be prepared in accordance with the Accounting Principles as modified by the accounting principles, practices and methodologies set forth in the Pro Forma Closing Statement.
     (c) Dispute Notice. The Closing Statement shall become final, binding and conclusive upon Seller and Buyer on the 45th day following Seller’s receipt of the Closing Statement, unless prior to such 45th day Seller delivers to Buyer a written notice (a “Dispute Notice”) specifying in reasonable detail each item that Seller disputes, including, for the avoidance of doubt, any disputed item relating to US Closing Net Cash (a “Disputed Item”), the amount in dispute for each such Disputed Item and the reasons supporting Seller’s positions. Seller shall be deemed to have agreed with all other items and amounts contained in the US Net Cash Statement and Closing Statement delivered pursuant to Section 2.4(a) and Section 2.4(b), respectively.
     (d) Resolution Period. If Seller delivers a Dispute Notice, then Buyer and Seller shall seek in good faith to resolve the Disputed Items during the 45-day period beginning on the date Buyer receives the Dispute Notice (the “Resolution Period”). If Buyer and Seller reach agreement with respect to any Disputed Items, Buyer shall revise the US Net Cash Statement and/or Closing Statement, as applicable, to reflect such agreement.
     (e) Resolution of Disputes. If Buyer and Seller are unable to resolve all Disputed Items during the Resolution Period, then Buyer and Seller shall jointly submit the unresolved Disputed Items (the “Unresolved Items”) to Rank’s Chief Financial Officer (the “Rank CFO”). The Rank CFO shall act as an arbitrator to determine, based solely on presentations by Seller and Buyer, and not by independent review, only those items still in dispute and shall be limited to those adjustments, if any, required to be made for the Closing Statement to comply with the provisions of this Agreement. The Rank CFO shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 2.4(e), and in no event shall the Rank CFO’s determination of the Unresolved Items be for an amount that is outside the range of Buyer’s and Seller’s disagreement. Buyer and Seller shall each use its reasonable best efforts to furnish to the Rank CFO such work papers and other documents and information pertaining to the Unresolved Items as the Rank CFO may reasonably request. The determination of the Rank CFO shall be final, binding and conclusive upon Buyer and Seller absent manifest error, and Seller shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Rank CFO shall be borne by Buyer and Seller in proportions inverse to the relative extent to which they prevail on matters resolved by the Rank CFO, which proportionate allocation shall be determined by the Rank CFO.

     (f) Access to Information. Buyer and Seller shall each use their reasonable best efforts to provide promptly to the other party all information and reasonable access to employees as such other party shall reasonably request in connection with review of the Closing Statement or the Dispute Notice, as the case may be, and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement.
     (g) Adjustments.
     (i) US Net Cash Adjustment. Within three Business Days following delivery of the US Net Cash Statement pursuant to Section 2.4(a),
     (A) if US Closing Net Cash exceeds $0 (the “US Cash Threshold”), then the US Acquirer shall pay or cause to be paid to the Target Subsidiary or its designee the full amount of such excess; and
     (B) if US Closing Net Cash is less than the US Cash Threshold, then the Target Subsidiary shall pay or cause to be paid to the US Acquirer or its designee the full amount of such deficit.
     (ii) International Net Cash Adjustment. Within three Business Days after the Closing Statement is finalized pursuant to Section 2.4(c) or (e),
     (A) if Closing Net Cash exceeds $0 (the “International Net Cash Threshold”), then Buyer shall pay or cause to be paid to Seller or its designee the full amount of such excess; and
     (B) if Closing Net Cash is less than the International Net Cash Threshold, then Seller shall pay or cause to be paid to Buyer or its designee the full amount of such deficit.
     provided, that if a Disputed Item in a Dispute Notice involved US Closing Net Cash, the above payments in this clause (ii) shall be adjusted to reflect the applicable resolution of such dispute regarding US Closing Net Cash.
     (iii) Working Capital Adjustment. Within three Business Days after the Closing Statement is finalized pursuant to Section 2.4(c) or (e):
     (A) if the Closing Net Working Capital Amount is greater than Target Working Capital, then Buyer shall pay or cause to be paid to Seller or Seller’s designee such Buyer Subsidiary’s pro rata portion of such excess, with such pro rata portion determined in accordance with the allocation set forth on Annex II hereto (the “Pro Rata Portion”); or

     (B) if the Closing Net Working Capital Amount is less than Target Working Capital, then Seller shall pay or cause to be paid to Buyer or Buyer’s designee such Seller Subsidiary’s Pro Rata Portion of such deficit.
     (h) Aggregation of Payments. For the avoidance of doubt, payments under this Section 2.4 may be set-off against one another and may be made on an aggregated net basis rather than individually.
     2.5 Withholding Taxes. Buyer and any of its Affiliates will be entitled to deduct and withhold from amounts otherwise payable to any Person pursuant to this Agreement any amounts that are required to be deducted or withheld with respect to the making of such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any amounts so deducted or withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLER
     Seller represents and warrants to Buyer, as of the date hereof and, except as specified in this Article III, as of the Closing Date, and except to the extent modified by the Approved Restructuring Actions, as follows:
     3.1 Organization. Seller and each of the Companies are duly organized, validly existing and, if applicable, in good standing under the Laws of their respective jurisdiction of incorporation or formation, as the case may be. Seller and each of the Companies have the requisite corporate power and authority to carry on business as now conducted. True and complete copies of the Organizational Documents of each of the Companies, as amended, to and including the date hereof, have been made available to Buyer. No Company is in material violation of any provision of its Organizational Documents.
     3.2 Due Authorization, Execution and Delivery. The execution of this Agreement and the Ancillary Agreements by Seller and the performance by Seller of the transactions contemplated hereby have been duly authorized or, as of the Closing, shall have been duly ratified, by all necessary corporate action of Seller. Seller has duly executed and delivered this Agreement and the Indemnity Letter. This Agreement and the Ancillary Agreements constitute or, when executed, shall constitute, valid and binding obligations of Seller, enforceable against Seller in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.

     3.3 Title to Shares; Capitalization; etc.
     (a) Title. Seller is the beneficial owner and the Target Subsidiary or the International Seller Subsidiary, as applicable, is record owner, of all of the Shares, free and clear of any Liens, other than Permitted Liens. Upon delivery of and payment for the US Shares at the Closing, the US Acquirer will acquire good and valid title to the US Shares, free and clear of any Lien (other than Permitted Liens). Upon delivery of and payment for the International Shares at the Closing, the International Buyer Subsidiary will acquire good and valid title to the International Shares, free and clear of any Lien (other than Permitted Liens).
     (b) Authorized Capital Stock. As of the date hereof, (i) the authorized capital stock of Evergreen Overseas consists of 500 registered shares of Evergreen Packaging (Luxembourg) S.à.r.l., par value €25 per share, of which 500 registered shares are issued and outstanding as of the date hereof and (ii) the authorized capital stock of Evergreen US consists of 10,000 common shares, par value $0.01 per share, of which 1,000 shares are issued and outstanding as of the date hereof. The Shares have been duly authorized and validly issued and are (or, as of the Closing, will be) fully paid and non-assessable.
     (c) No Equity Rights. There are no preemptive or similar rights on the part of any holders of any class of securities of any Company. There are no subscriptions, options, warrants, conversion or other binding rights, agreements, commitments or arrangements obligating any Company, Seller or any other Person, contingently or otherwise, to issue or sell, or cause to be issued or sold, any shares of capital stock of any Company, or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given. Except for the transactions contemplated by this Agreement, there are no outstanding contractual or other rights or obligations to or of any Company, Seller or any other Person to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of any Company.
     3.4 Subsidiaries; Joint Ventures.
     (a) Each Company Subsidiary is listed on Section 3.4(a) of the Seller Disclosure Letter, and is duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or formation, as the case may be, and has all the requisite corporate power and authority to carry on its business as now conducted. Except as set forth on Section 3.4(a) of the Seller Disclosure Letter, all shares of capital stock or other equity interests in the Companies’ Subsidiaries are owned or will, on the Closing Date, be owned, directly or indirectly, by a Company. Seller has made available to Buyer complete copies of the Organizational Documents of each Company Subsidiary as currently in effect, and no such Company Subsidiary is in material violation of any provision of its Organizational Documents.

     (b) All of the outstanding shares of capital stock of, and other voting or equity interests in, each Company Subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable and, except as set forth in Section 3.4(b) of the Seller Disclosure Letter, free and clear of any Liens (other than Permitted Liens). There are no preemptive or similar rights on the part of any holders of any class of securities of any Company Subsidiary. Except as contemplated by this Agreement (including the Approved Restructuring Actions), there are no subscriptions, options, warrants, conversion or other binding rights, agreements, commitments or arrangements obligating any Company, any Company Subsidiary, Seller or any other Person, contingently or otherwise, to issue or sell, or cause to be issued or sold, any shares of capital stock of any Company Subsidiary, or any securities convertible into or exchangeable for any such shares. Except for the transactions contemplated by this Agreement, there are no outstanding contractual or other rights or obligations to or of any Company, any Company Subsidiary, Seller or any other Person to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of any Company Subsidiary.
     (c) None of the Seller or any of its Affiliates has any material financial obligation to the Joint Ventures that is not set forth in the Joint Venture Contracts.
     3.5 Financial Statements; Books and Records.
     (a) Seller has previously furnished to Buyer copies of the audited financial statements of Evergreen Packaging NZ Group at and for the one year period ended December 31, 2009, together with the audit report of Seller’s Accountant thereon (the “Financial Statements”).
     (b) The Financial Statements have been prepared in accordance with IFRS as outlined in the basis of preparation on a consistent basis from period to period.
     (c) The Financial Statements fairly present the consolidated financial condition of the Evergreen Packaging NZ Group at the date thereof and the consolidated results of operations of the Evergreen Packaging NZ Group for the period then ended.
     (d) To the Knowledge of Seller, the books of account and financial records of the Evergreen Packaging NZ Group, (i) are complete and correct in all material respects, and (ii) have been (and, until the Closing Date, will be) maintained in accordance with sound business practices and prepared on a consistent basis with the Accounting Principles used to prepare the Financial Statements.
     3.6 Liabilities. No Company or Company Subsidiary has any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, of a type that would be required by IFRS to be reflected on a consolidated balance sheet of the Company and the Companies’ Subsidiaries, except for liabilities or obligations (a) reflected in the Financial Statements, (b) that are disclosed in

Section 3.6 of the Seller Disclosure Letter (but only to the extent that such liability is apparent from such disclosure), (c) that were incurred in the ordinary course of business and (d) that, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect.
     3.7 Absence of Certain Changes. Since January 1, 2010, except as set forth in Section 3.7 of the Seller Disclosure Letter, the Business has been conducted in the ordinary course consistent with past practice and there has not been:
     (a) any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
     (b) any declaration or payment of any dividend or other distribution with respect to any Shares, or any redemption or other acquisition by any Company of any Shares;
     (c) any amendment or modification of the Organizational Documents of any Company or Company Subsidiary of the terms of the securities of any Company;
     (d) any incurrence of any Indebtedness by any Company or Company Subsidiary except for the incurrence of Indebtedness pursuant to any documents governing the GE Facility or the CHH Facility and the incurrence of Existing International Indebtedness and Existing US Indebtedness in an amount which does not exceed $20,000,000 in the aggregate;
     (e) any creation or other incurrence of any Lien on any material Asset other than Permitted Liens or pursuant to existing loan agreements of the Companies or the Companies’ Subsidiaries;
     (f) any loan, advance or capital contribution to or investment in any Person by any Company or Company Subsidiary, other than to or in a wholly-owned Company Subsidiary in the ordinary course of business consistent with past practice;
     (g) any change in any method of accounting or accounting principles or practices by the Company or any Company Subsidiary except for any such change required by reason of a concurrent change in IFRS;
     (h) any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of any Company or Company Subsidiary, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any director, officer or employee of any Company or Company Subsidiary, (iv) establishment, adoption or amendment (except as required by applicable Law) of any Employee Plan, or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of any Company, Company Subsidiary or Joint Venture, except, in the case of the foregoing clauses (i) through (v), to the extent such action arises in the ordinary course of business consistent with past practice or is taken pursuant to the terms of any Contract in existence on the date hereof;
     (i) any capital expenditures, or commitments for capital expenditures, in an amount in excess of $40,000,000 in the aggregate, by the Companies or the Companies’ Subsidiaries;
     (j) any material Tax election made or changed, any annual Tax accounting period changed, any method of Tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material proposed Tax adjustments or assessments, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered, in each case, by the Companies or the Companies’ Subsidiaries;
     (k) any sale, transfer, lease or other disposition of any Asset, except for inventory sold in the ordinary course of business consistent with past practice; or
     (l) any agreement or commitment by the Companies or the Companies’ Subsidiaries to do any of the foregoing or any action or omission by the Companies or the Companies’ Subsidiaries that would reasonably be expected to result in any of the foregoing.
     3.8 No Conflicts; Consents.
     (a) Except as set forth in Section 3.8(a) of the Seller Disclosure Letter, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby do not and will not, (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of Seller, any Company or any Company Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.8(b), conflict with or result in a violation or breach of any provision of applicable Law, (iii) require any Consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material agreement or other instrument to which Seller, any Company or any Company Subsidiary is a party (including any Material Contract) or any material licenses, franchises, permits, certificates, approvals or other similar authorizations affecting the Assets or the operation of the Business or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any Assets, other than in the cases of clauses (ii) through (iv), any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth on Section 3.8(b) of the Seller Disclosure Letter, no Consent, license, permit, order, authorization or approval of, or notice to, or registration, declaration or filing with, any Governmental Authority or other third party is required to be obtained or made by or with respect to Seller, any Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements, other than such Consents, licenses, permits, orders, authorizations, approvals, notices, registrations, declarations or filings that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect or materially impair the ability of any Company to conduct the Business immediately following the Closing.
     3.9 Real Property.
     (a) Owned Real Property. Section 3.9(a) of the Seller Disclosure Letter contains, as of the date hereof, a complete and correct list of all real property owned by the Companies and the Companies’ Subsidiaries (which real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing, constitutes the “Owned Real Property”).
     (b) Leased Real Property. Section 3.9(b) of the Seller Disclosure Letter contains, as of the date hereof, a complete and correct list of all of the real property leased by the Companies and the Companies’ Subsidiaries (the leases, together with any amendments thereto, pursuant to which such real property is leased, the “Leases”, and all interests leased pursuant to the Leases, the “Leased Real Property”). Seller has delivered to Buyer correct and complete copies of each Lease. Except as set forth in Section 3.9(b) of the Seller Disclosure Letter, no Company or Company Subsidiary is a sublessor or grantor under any sublease or other instrument granting to another Person any material right to the possession, lease, occupancy or enjoyment of any Owned Real Property or Leased Real Property.
     (c) Current Use. The use and operation of the Owned Real Property and the Leased Real Property in the conduct of the Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.
     (d) No Options. Except as set forth in Section 3.9(d) of the Seller Disclosure Letter, no Company or Company Subsidiary owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of any Owned Real Property or any interest therein.
     3.10 Assets. Except as set forth in Section 3.10 of the Seller Disclosure Letter, each Company and Company Subsidiary has good and valid (and, in the case of Owned Real Property, good, valid and marketable fee simple) title to, or has legally sufficient rights to use, all of the material tangible Assets, free and clear of all Liens other than Permitted

Liens. To the Knowledge of Seller, such material tangible Assets are suitable for the purposes for which they are used, subject to ordinary wear and tear.
     3.11 Governmental Approvals and Compliance with Laws.
     (a) All Consents of all Governmental Authorities which are necessary in order to permit the Companies and the Companies’ Subsidiaries to carry on the Business (collectively, the “Governmental Approvals”) have been obtained and are in full force and effect. There has been no material violation, cancellation, suspension, modification, revocation or default of any Governmental Approval or any notice of violation, cancellation, suspension, modification, revocation, default or dispute affecting any Governmental Approval, and, to the Knowledge of Seller, no basis exists for any such action, including, without limitation, as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.
     (b) Except as set forth in Section 3.11(b) of the Seller Disclosure Letter, the Companies and the Companies’ Subsidiaries are in compliance in all material respects with all applicable Laws, and, to the Knowledge of Seller, are not under investigation with respect to any material violation of any applicable Laws.
     3.12 Contracts.
     (a) Disclosure. Except as set forth in Section 3.12(a) of the Seller Disclosure Letter, no Company or Company Subsidiary is a party to or is bound by:
     (i) any agreement in respect of any mortgages, indentures, security agreements, letters of credit and other agreements and instruments relating to the borrowing of more than $1,000,000 or any extension of credit in, or which impose any Lien on, any of the material Assets;
     (ii) any sales, distribution or marketing agreement involving aggregate payments in excess of $10,000,000 during a 12-month period;
     (iii) any maintenance or servicing agreement involving aggregate payments in excess of $10,000,000 during a 12-month period;
     (iv) any Lease;
     (v) any joint venture Contract;
     (vi) any customer agreement involving aggregate payments in excess of $20,000,000 during a 12-month period;

     (vii) any agreement for the lease of equipment or other personal property involving aggregate payments over the remaining term thereof in excess of $1,000,000;
     (viii) any agreement, order or commitment for the purchase of materials, supplies, transportation services or other services, or for the manufacturing of products, which, in any case, individually (or with respect to a series of related agreements, orders or commitments, in the aggregate) have an unexpired term of more than three months and which individually (or with respect to a series of related agreements, orders or commitments, in the aggregate) involve payments in excess of $30,000,000;
     (ix) any material licensing or other agreement relating to Intellectual Property;
     (x) any agreement or commitment for the construction or acquisition of fixed assets or other capital expenditures that individually (or, with respect to a series of related agreements, in the aggregate) involve payments in excess of $10,000,000;
     (xi) any agreement or commitment involving the purchase, sale, distribution, lease or other disposition of any Asset, other than sales of inventory in the ordinary course of business, consistent with past practice, including, but not limited to, any such Contracts or commitments that contain executory indemnification obligations that involve payments in excess of $10,000,000; and
     (xii) agreement or commitment limiting the freedom of any Company or Company Subsidiary to compete in any line of business or in any geographical area or with any Person.
     (b) Each Contract required to be disclosed in the Seller Disclosure Letter pursuant to Section 3.12(a), together with any Contract meeting the above descriptions that may be entered into after the date hereof in compliance with Section 5.2, is referred to herein as a “Material Contract.”
     (c) Enforceability. Except as set forth in Section 3.12(c) of the Seller Disclosure Letter, there does not exist under any Material Contract any violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder, on the part of any Company or any of the Companies’ Subsidiaries or, to the Knowledge of Seller, any other Person. Except as set forth in Section 3.12(c) of the Seller Disclosure Letter, no Material Contract contains any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

     3.13 Litigation and Claims. Except as set forth in Section 3.13 of the Seller Disclosure Letter, as of the date hereof, (a) there is no Litigation pending or, to the Knowledge of Seller, threatened which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken in connection with this Agreement or the Ancillary Agreements, (b) there is no material Litigation pending or, to the Knowledge of Seller, threatened against or affecting any Company, or any Company Subsidiary or affecting the Business or any of the Assets, and (c) there is no outstanding order, judgment, injunction, award or decree of any Governmental Authority or any settlement agreement binding upon Seller, any Company or the Companies’ Subsidiaries which affects the ownership, use or operation of the Business or the Assets.
     3.14 Intellectual Property.
     (a) Title. All of the Intellectual Property that was or is being developed by or for the Companies and the Companies’ Subsidiaries, or that was or is being used or held for use in connection with, or is necessary for, the conduct of the Business (collectively, the “Company Intellectual Property”) is owned by a Company or a Company Subsidiary (the “Owned Intellectual Property”), except for (i) any Intellectual Property licensed to a Company or a Company Subsidiary and set forth in Section 3.14(a) of the Seller Disclosure Letter and (ii) licenses for commercially available, off-the-shelf and/or shrink-wrapped software. Collectively, the Companies and the Companies’ Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, own the entire right, title and interest in, and have the full right to use in connection with the Business, the Company Intellectual Property, free from any Liens other than Permitted Liens. Immediately after the Closing, the Companies and the Companies’ Subsidiaries, subject to the receipt of any third-party consents, shall own or have validly licensed to them all the Company Intellectual Property, in each case free from Liens other than Permitted Liens and on the same terms and conditions as in effect prior to the Closing, except as otherwise disclosed in Section 3.14(a) of the Seller Disclosure Letter.
     (b) No Infringement. To the Knowledge of Seller, (i) the conduct of the Business does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property and (ii) none of the Owned Intellectual Property has been or is being infringed or otherwise used or available for use by any Person without a license or permission from a Company or a Company Subsidiary, except as set forth in Section 3.14(b) of the Seller Disclosure Letter.
     3.15 Tax Matters.
     Except as set forth in Section 3.15 of the Seller Disclosure Letter,
     (a) all material Tax Returns required to be filed with respect to the Companies and the Companies’ Subsidiaries have been filed and all such Tax Returns are complete and correct in all material respects;

     (b) all material Taxes required to be withheld by the Companies and the Companies’ Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose;
     (c) no written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes with respect to any Company or any Company Subsidiary, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Taxing Authority;
     (d) no material Taxes with respect to any Company or any Company Subsidiary are currently under any audit, examination or investigation by any Taxing Authority that commenced after the Evergreen Closing Date. No Taxing Authority has asserted or threatened to assert in writing any deficiency, claim or issue with respect to material Taxes or any adjustment to material Taxes against any Company or any Company Subsidiary;
     (e) no Company or Company Subsidiary (i) has received or applied for a Tax ruling or entered into a closing agreement with any Taxing Authority in respect of material Taxes, in either case that would be binding upon any Company or any Company Subsidiary after the Closing Date, (ii) has become a party to or become bound by, or become subject to an obligation under, any material Tax allocation, sharing, indemnity or similar agreement or arrangement, or (iii) is or has been a member of any affiliated, consolidated, combined or unitary group, other than a consolidated, affiliated, combined or unitary group that had Evergreen US or Evergreen Overseas as the common parent, for purposes of filing Tax Returns or paying Taxes, or become subject to any liability for material Taxes of any Person as a result of being a member of such an affiliated, consolidated, combined or unitary group, as a transferee, as a successor, by Contract or otherwise;
     (f) there are no material outstanding adjustments for Tax purposes applicable to any Company or any Company Subsidiary as a result of changes in methods of accounting;
     (g) none of the Assets is subject to any Tax liens (other than Permitted Liens) created after the Evergreen Closing Date with respect to Taxes;
     (h) no Company or Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending prior to the Closing Date and beginning after the Evergreen Closing Date; (ii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Law) executed prior to the Closing Date but after the Evergreen Closing Date; or (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Law) occurring prior to the Closing Date but after the Evergreen Closing Date;
     (i) no Company or Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c)(3)(i)(A); and
     (j) no Company or Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
     (k) Notwithstanding anything to the contrary, the representations in this Section 3.15 are only made with respect to the Evergreen Business for periods from and after the Evergreen Closing Date.
     3.16 Employee Benefit Plans and Related Matters.
     (a) Except as set forth in Section 3.16(a) of the Seller Disclosure Letter, no Company or Company Subsidiary is a party to, is bound by, or has any actual or contingent liability in respect of, any Employee Plan other than pursuant to the terms thereof. With respect to each Employee Plan, the following documents have been made available to Buyer: (i) the Employee Plan documents; (ii) any funding agreement or amendments thereto; (iii) the most recent actuarial report; (iv) all regulatory returns, reports, statements or filings made or completed within the two years prior to the date hereof; (v) the most recent summaries and booklets describing or giving particulars of the plan; and (vi) all material correspondence with all regulatory authorities.
     (b) Except for matters which would not, individually, or in the aggregate, be reasonably likely to have a Material Adverse Effect and except as set out in Section 3.16(b) of the Seller Disclosure Letter:
     (i) Except as accrued in accordance with the terms of the Employee Plans as of the date hereof, no Company or Company Subsidiary has incurred any material liability, and no event, transaction or condition has occurred or exists that could result in any material liability, on account of any Employee Plans, including, but not limited to, material liability for (x) additional contributions required to be made under the terms of any Employee Plan or its related trust, insurance Contract or other funding arrangement with respect to periods ending on or prior to the date hereof which are not reflected, reserved against or accrued in the Financial Statements; or (y) breaches by any Company or any Company Subsidiary, or, to the Knowledge of Seller, the trustees under the trusts created under the Employee Plans, or any other Persons under ERISA or any other applicable Law. Each of the Employee Plans has been operated and administered in material compliance with its terms, all applicable Laws and, if applicable, collective bargaining agreements.

     (ii) Each Employee Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received or requested a favorable determination letter or is covered by an opinion letter from the Internal Revenue Service and, to the Knowledge of Seller, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination. All amendments and actions required to bring each such Employee Plan into conformity with the applicable provisions of ERISA, the Code, and any other applicable Laws as of the date hereof have been made or taken.
     (iii) There are no pending or threatened claims by or on behalf of any participant in any of the Employee Plans, other than routine claims for benefits in the ordinary course. The Employee Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the Internal Revenue Service or the Department of Labor.
     (iv) Except as set out in Section 3.16(b)(iv) of the Seller Disclosure Letter, none of the Employee Plans provides benefits of any kind with respect to current or former employees, officers, or directors (or their beneficiaries) of any Company or any Company Subsidiary beyond their retirement or other termination of employment, other than (x) coverage for benefits mandated by Section 4980B of the Code, (y) death benefits or retirement benefits under an employee pension benefit plan (as defined by Section 3(2) of ERISA), or (z) benefits, the full cost of which is borne by such current or former employees, officers, directors or beneficiaries.
     (v) No Employee Plan sponsored by any Company or any Company Subsidiary is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a “multiple employer plan” as addressed in Section 4063 or 4064 of ERISA. Except as set out in Section 3.16(b)(v) of the Seller Disclosure Letter, no Employee Plan sponsored by any Company or Company Subsidiary is subject to Title IV of ERISA.
     (vi) The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not result in (x) any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus payments or otherwise) becoming due under any agreement or oral arrangement to any current or former director, officer, employee or consultant of any Company or any Company Subsidiary, (y) any increase in the amount of salary, wages or other benefits payable to any director, officer, employee or consultant of any Company or any Company Subsidiary, or (z) any acceleration of the vesting or timing of payment of any benefits or compensation (including, without limitation, any increased or accelerated funding obligation) payable to any director, officer, employee or consultant of any Company or any Company Subsidiary.

     3.17 Environmental Matters.
     (a) Except as disclosed in Section 3.17 of the Seller Disclosure Letter:
     (i) To the Knowledge of Seller, each Company and Company Subsidiary is in compliance in all material respects with all applicable Environmental Laws;
     (ii) To the Knowledge of Seller, each Company and Company Subsidiary has obtained and is in compliance in all material respects with all Environmental Permits with respect to the operation of the Business as currently conducted and no action is pending, or to the Knowledge of Seller, threatened to revoke or suspend any material Environmental Permit.
     (iii) No Litigation is pending, or to the Knowledge of Seller, threatened by any Person involving any Company or any Company Subsidiary arising out of any Environmental Law, other than such Litigation that would not reasonably be expected to have a Material Adverse Effect.
     (iv) No Company or Company Subsidiary has, since January 1, 2008, released Hazardous Substances into the soil or groundwater at, under or from the Owned Real Property or Leased Real Property, which, as of the date hereof, requires remediation by a Company or any Company Subsidiary under applicable Environmental Laws that would reasonably be expected to have a Material Adverse Effect.
     (b) Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties contained in this Section 3.17 are the sole and exclusive representations relating to matters arising under Environmental Laws.
     3.18 Brokerage or Finder’s Fees. Neither Seller, the Companies, nor any Company Subsidiary has incurred any liability to any broker, finder or agent for any fees or commissions or similar compensation with respect to the transactions contemplated by this Agreement.
     3.19 Insurance. To the Knowledge of Seller, Section 3.19 of the Seller Disclosure Letter contains a complete and accurate list of all pending Litigation that is covered under insurance policies maintained by (a) the Companies and the Companies’ Subsidiaries and (b) Seller or its Affiliates for the benefit of the Companies and the Companies’ Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF BUYER
     Buyer hereby represents and warrants to Seller as of the date hereof and, except as specified in this Article IV, as of the Closing Date, as follows:
     4.1 Organization and Authority of Buyer and the Buyer Subsidiaries. Buyer is a private limited liability company (société à responsabilité limitée) duly organized, validly existing and in good standing under the laws of the Grand Duchy of Luxembourg. The International Buyer Subsidiary is a private limited liability company (Gesellschaft mit beschrankter Haftung) duly organized and validly existing under the laws of Germany. The US Acquirer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Buyer and each of the Buyer Subsidiaries has the requisite corporate power and authority to carry on its business as now conducted, to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.
     4.2 Due Authorization by Buyer. The execution of this Agreement and the Ancillary agreements by Buyer and the performance by Buyer and each of the Buyer Subsidiaries of the transaction contemplated hereby have been duly authorized or, as of the Closing Date, shall have been duly ratified, by all necessary corporate action of the relevant Buyer. Buyer has duly executed and delivered this Agreement and the Indemnity Letter. This Agreement and the Ancillary Agreements constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity.
     4.3 Litigation. There is no Litigation pending, or to the knowledge of Buyer, threatened, which seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken by Buyer or the Buyer Subsidiaries in connection with this Agreement or the Ancillary Agreements.
     4.4 Brokerage or Finder’s Fees. Neither Buyer nor any of its Affiliates have incurred any liability to any broker, finder or agent for any fees or commissions or similar compensation with respect to the transactions contemplated by this Agreement that would be payable by Seller, any Company or any Company Subsidiary.

ARTICLE V
COVENANTS
     5.1 Information Prior to Closing. From the date hereof to and including the Closing Date, Seller shall cause the Companies and the Companies’ Subsidiaries to make the management and other employees of the Companies and the Companies’ Subsidiaries reasonably available to Buyer and the Buyer Subsidiaries and certain of their authorized representatives and provide Buyer and the Buyer Subsidiaries and their accountants, legal counsel and certain of their other authorized representatives (including, in each case and without limitation, financing sources and their representatives) reasonable access during normal business hours to, and permit such Persons to review, upon a mutually agreed schedule, the properties, books, Contracts, accounts and records of the Companies and Companies’ Subsidiaries, and to provide or assist in providing such other information to Buyer and Buyer Subsidiaries and certain of their authorized representatives as shall have been reasonably requested by Buyer or the Buyer Subsidiaries or such authorized representatives (including, without limitation, if requested by Buyer or the Buyer Subsidiaries) in order that Buyer and the Buyer Subsidiaries may have the opportunity to make such investigation as they shall desire to make of the affairs of the Companies and the Companies’ Subsidiaries.
     5.2 Conduct of Business.
     (a) From the date hereof until the Closing, except as expressly contemplated by this Agreement, including, for the avoidance of doubt, actions contemplated in respect of the Approved Restructuring Actions, Seller shall cause the Companies and Companies’ Subsidiaries to conduct the Business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact the Business, the Assets and the relationships of the Companies and the Companies’ Subsidiaries with customers, suppliers and others having business dealings with them, and to keep available the services of their present officers and significant employees.
     (b) Without limiting the generality of Section 5.2(a), from the date hereof until the Closing, except as otherwise expressly contemplated by this Agreement, including for the avoidance of doubt, actions contemplated in respect of the Approved Restructuring Actions, or as set forth in Section 5.2 of the Seller Disclosure Letter, Seller will not permit any Company or Company Subsidiary to:
     (i) merge or consolidate with any other Person;
     (ii) sell, lease, transfer or dispose any of its Assets, other than in the ordinary course of business, consistent with past practice;

     (iii) purchase, acquire or obtain any capital stock or other proprietary interest, directly or indirectly, in any other Person unless (x) such Person is, prior to such transaction, a wholly-owned Company Subsidiary, or (y) the aggregate consideration paid by any Company or any Company Subsidiary in any transaction does not exceed $2,000,000;
     (iv) purchase, acquire or obtain all or a substantial portion of the business or assets of another Person;
     (v) declare or pay any dividend or make any other distribution or payment with respect to equity securities of any Company or any Company Subsidiary;
     (vi) establish, adopt or amend any Employee Plan; or
     (vii) agree or commit to do any of the foregoing.
     (c) Payments and Borrowings. Except as contemplated by the Approved Restructuring Actions, Seller shall make no payments nor incur any borrowings in respect of any Indebtedness after 11:59 p.m. New York time on April 30, 2010.
     5.3 Consummation of the Transactions; Notice.
     (a) Subject to the terms and conditions herein provided, each party agrees to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and to cooperate with the other parties hereto in connection with the foregoing, including, without limitation, using its commercially reasonable efforts to (i) obtain all necessary Consents, clearances, approvals and authorizations as are required to be obtained under applicable Law, (ii) defend all lawsuits or other legal proceedings and contest and resist any action challenging this Agreement or the consummation of the transactions contemplated hereby, or (iii) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby.
     (b) Seller and Buyer shall give prompt written notice to the other of (i) any of its representations or warranties contained in this Agreement becoming untrue or inaccurate in any respect (including receiving knowledge of any fact, event or circumstance which may cause any representation qualified as to knowledge to be or become untrue or inaccurate in any respect), or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or their respective rights and obligations or the conditions to their obligations under this Agreement.
     5.4 Tax Matters.
     (a) Seller shall prepare and file as required by applicable Law with the appropriate Taxing Authority (or cause to be prepared and filed) in a timely manner Tax Returns of the Companies and any Company Subsidiary that are required to be filed on or prior to the Closing Date. All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by applicable Law. Seller shall make any such Tax Returns available for review by Buyer sufficiently in advance of the due date for filing such Tax Returns to provide Buyer with a meaningful opportunity to analyze and comment on such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing.
     (b) Buyer shall prepare and file as required by applicable Law with the appropriate Taxing Authority (or cause to be prepared and filed) in a timely manner all Tax Returns of the Companies and Companies’ Subsidiaries, other than those described in Section 5.4(a). All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by applicable Law. Buyer shall make any Tax Returns relating to Pre-Closing Income Taxes available for review by Seller sufficiently in advance of the due date for filing such Tax Returns to provide Seller with a meaningful opportunity to analyze and comment on such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing.
     (c) After the Closing, Buyer shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or change any Tax elections or accounting methods with respect to any Company or any Company Subsidiary relating to any Pre-Closing Tax Period without Seller’s consent to the extent such amendment or change could reasonably be expected to have a material cost to Seller, except as required by applicable Law.
     (d) Buyer shall promptly notify Seller in writing upon receipt by any Company or Company Subsidiary, or Buyer or any of its Affiliates of notice of any Tax audits, examinations or assessments that could give rise to a liability for which Seller is responsible under this Agreement. Seller shall control the portion of any such audit, examination or proceeding that relates to any Taxes for which Seller is responsible pursuant to this Agreement, provided that Seller shall not settle or compromise any such audit, examination or proceeding without the consent of Buyer, which consent shall not be unreasonably withheld. If any audit involves both Taxes for which Seller is responsible pursuant to this Agreement and other Taxes for which Seller is not responsible pursuant to this Agreement, and the portion of such audit involving Taxes for which Seller is responsible pursuant to this Agreement cannot be separated from the portion of the audit involving other Taxes, Buyer (or its Affiliate) shall control such audit, provided that (i) Buyer shall keep Seller reasonably informed about the progress of such audit, (ii) Buyer shall provide Seller with an opportunity (at Seller’s expense) to participate in such audit and (iii) Buyer shall not settle or resolve such audit without the consent of Seller, which consent shall not be unreasonably withheld.
     (e) All real property transfer or sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax) shall be borne equally between Seller and Buyer.
     (f) For the purpose of the financial arrangements rules in the Income Tax Act 2004 (NZ), Buyer and Seller agree that:
     (i) the Aggregate Purchase Price for the Shares is the lowest price (within the meaning of section EW 32(3) of the Income Tax Act 2004 (NZ)) that Buyer and Seller would have agreed for the sale and purchase of the Shares, on the date hereof, if payment would have been required in full at the time the first right in the contracted property (being the Shares) was transferred;
     (ii) the Aggregate Purchase Price of the Shares is the value of the Shares; and
     (iii) they will compute their taxable income for the relevant period on the basis that the Aggregate Purchase Price for the Shares includes no capitalized interest and will file their Tax Returns accordingly.
     (g) Unless expressly stated otherwise in this agreement, GST chargeable on any Taxable Supply made under or in connection with this Agreement is payable by the Person required to provide the consideration for that supply, in cash, in addition to, and at the same time as, the balance of any other consideration payable for that supply, provided that the supplier has issued a Tax invoice for that supply. Without limiting the application of the foregoing, where a party is required to reimburse another party for any cost, expense or liability incurred, the amount to be reimbursed shall be reduced by any Input Tax or other deduction from Output Tax which the party seeking reimbursement is entitled to claim in relation to that cost, expense or liability.
     5.5 Insurance. Seller shall cause to be maintained until the Closing with respect to each member of the Target Group, coverage under all the insurance policies related to the Business that are in effect on the date hereof. Following the Closing, Seller shall and shall cause its Affiliates (i) not to seek to change any rights or obligations of any Company or any Company Subsidiary under such insurance, (ii) to cooperate with the Companies and the Companies’ Subsidiaries in making claims under such insurance and (iii) to promptly pay over to Buyer any amounts Seller or any such Affiliate (other than the Companies or any Company Subsidiary) may receive under such insurance in respect of Losses experienced by any Company or any Company Subsidiary. Buyer agrees to arrange for its own insurance policies (which may include self-insurance) with respect to the Target Group covering all periods from and after the Closing.
     5.6 Restructuring. Seller shall have the right, on or prior to the Closing Date, to undertake, at its own expense, those restructuring steps or other actions that are set forth in Section 5.6 of the Seller Disclosure Letter (each such step or transaction, an “Approved Restructuring Action”).
     5.7 CHH Guarantee. Seller and Buyer, at Buyer’s request, shall, and shall cause their respective Groups to, cooperate and use their reasonable best efforts to: (i) terminate, or cause a member of Buyer’s Group to be substituted in all respects for Seller or any of its Subsidiaries (other than the Companies and the Companies’ Subsidiaries) (such group, the “Seller’s Group”) in respect of all contractual obligations of the Companies and the Companies’ Subsidiaries for which a member of the Seller Group may be liable, as guarantor, original tenant, primary obligor or otherwise, and (ii) terminate, or cause Assets of the Buyer Group to be substituted in all respects for assets of the Seller Group in respect of, any liens or encumbrances which are securing any liabilities of the Companies or the Companies’ Subsidiaries.
ARTICLE VI
CONDITIONS PRECEDENT
TO BUYER’S OBLIGATION TO CLOSE
     The obligation of Buyer to consummate the transaction herein contemplated is subject to the satisfaction at or before the Closing of the following conditions:
     6.1 Truth of Representations and Warranties. (a) The representations and warranties of Seller set forth in Sections 3.2 and 3.3 shall be true and correct on the date hereof and as of the Closing Date as though made on and as of such date, and (b) all other representations and warranties of Seller made in this Agreement (without regard to any qualifications therein as to materiality or Material Adverse Effect) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date (or, in each case, as of any earlier date as to which such representation and warranty speaks), except, solely with respect to this clause (b), breaches of such other representations and warranties, which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect and Buyer shall have received a certificate to this effect dated the Closing Date and signed by Seller.
     6.2 Performance of Agreements. Each agreement, covenant or obligation of Seller or its Subsidiaries to be performed at or before the Closing pursuant to the terms hereof or as contemplated herein shall have been duly performed in all material respects, unless waived in writing by Buyer, and Buyer shall have received a certificate to this effect dated the Closing Date and signed by Seller.
     6.3 No Legal Obstruction and Receipt of Approvals. No action, suit, proceeding, Litigation or investigation shall be pending before any Governmental Authority which questions the validity or legality of this Agreement or any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby. Any material approvals or Consents of any Governmental Authority necessary to consummate the transactions contemplated hereby shall have been obtained. No injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect.
     6.4 Transition Services Agreement. The Transition Services Agreement shall have been executed and delivered by the parties thereto.
     6.5 Certain Existing Indebtedness. The Companies, their Subsidiaries and Joint Ventures shall have repaid or been discharged of or been released from their obligations in respect of the GE Facility and the CHH Facility and the CHH Indentures pursuant to the terms of a payoff letter, guarantee release and/or other documentation in form and substance reasonably satisfactory to Buyer.
     6.6 Financing. Buyer (or Buyer’s Affiliates) shall have received the proceeds of the New Financing.
     6.7 FIRPTA Certificate. Seller shall have delivered to Buyer a statement, as contemplated under and meeting the requirements of Sections 1.897-2(g)(2) and 1.1445-2(c)(3) of the Treasury Regulations, to the effect that the Shares do not constitute a U.S. real property interest as of the Closing Date under Section 897(c)(1) of the Code and the Treasury Regulations.
ARTICLE VII
CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE
     The obligation of Seller to consummate the transactions herein contemplated is subject to the satisfaction at or before the Closing of the following conditions:
     7.1 Truth of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct on the date hereof and on and as of the Closing Date as though made on and as of such date, except for (i) representations and warranties expressly made only as of a specific date and (ii) breaches of such representations and warranties which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect and Seller shall have received a certificate to this effect dated the Closing Date and signed by Buyer.

     7.2 Performance of Agreements. Each agreement, covenant or obligation of Buyer or its Subsidiaries to be performed at or before the Closing pursuant to the terms hereof or as contemplated herein shall have been duly performed in all material respects, unless waived by Seller, and Seller shall have received a certificate to this effect dated the Closing Date and signed by Buyer.
     7.3 No Legal Obstruction and Receipt of Approvals. No action, suit, proceeding, Litigation or investigation shall be pending before any Governmental Authority which questions the validity or legality of this Agreement or any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby. Any material approvals or Consents of any Governmental Authority necessary to consummate the transactions contemplated hereby shall have been obtained. No injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect.
ARTICLE VIII
INDEMNIFICATION
     8.1 Survival. Subject to Section 8.4(g), (i) the representations and warranties of the parties contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date; provided that the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.18, 4.1, 4.2 and 4.4 (the “Fundamental Representations”) shall survive until the fourth anniversary of the Closing Date, and the representations and warranties in Section 3.15 shall not survive the Closing and shall expire as of the Closing and (ii) the covenants and agreements of the parties contained in this Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein. Notwithstanding the preceding sentence, but subject to Section 8.4(g), any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
     8.2 Indemnification by Seller. From and after the Closing, and subject to this Article VIII, Seller shall defend, indemnify and hold harmless Buyer, its Affiliates, and, after the Closing, the Companies and the Companies’ Subsidiaries, and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses resulting from (a) any inaccuracy in or breach of any representation or warranty made by Seller in Article III of this Agreement (without giving effect to any Material Adverse Effect or materiality qualification contained therein except to the extent contained in Sections 3.1, 3.4, 3.6, 3.7, 3.10, 3.12, 3.16(b), and 3.17), provided that no such inaccuracy or breach shall be deemed to exist for purposes of this Article VIII to the extent such inaccuracy or breach is attributable to any facts or events occurring or existing prior to the Evergreen Closing Date, (b) any breach or default in performance by Seller (or, prior to the Closing, any Company or any Company Subsidiary) of any covenant or agreement under this Agreement, (c) Pre-Closing Taxes in excess of the amount of Taxes which are included as current liabilities (excluding any reserve for deferred taxes established to reflect timing differences between book and Tax income) on the Closing Statement, or (d) any failure by Seller to obtain the release or termination set forth in Section 5.7. For the purposes of this Section 8.2, indemnifiable Taxes shall not include Taxes for a taxable period beginning after the Closing Date that are attributable to any reduction directly or indirectly resulting from an audit, examination or the filing of an amended Tax Return (in each case for a Pre-Closing Tax Period) to the net operating losses or similar Tax attributes reflected on the Tax Returns of the Companies or any Company Subsidiary for any Pre-Closing Tax Period.
     8.3 Indemnification by Buyer. From and after the Closing, and subject to this Article VIII, Buyer shall defend, indemnify and hold harmless Seller and its officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses resulting from (a) any inaccuracy in or breach of any representation or warranty made by Buyer in Article IV of this Agreement, or (b) any breach or default in performance by Buyer of any covenant or agreement under this Agreement.
     8.4 Limitations on Indemnity. Buyer and Seller agree, for themselves and on behalf of the Buyer Indemnitees and the Seller Indemnitees:
     (a) No Buyer Indemnitee will assert any claims for indemnification under Section 8.2(a): (i) in respect of any individual Loss incurred or suffered by such Buyer Indemnitee that is not in excess of $500,000 (a “Qualifying Loss”), and (ii) until such time as the aggregate of all Qualifying Losses that Buyer Indemnitees may have under Section 8.2 (a) exceeds an amount equal to $5,000,000 (the amount referred to in this clause (ii), the “Indemnity Threshold”), and then only for the aggregate amount of all Qualifying Losses in excess of the Indemnity Threshold. The aggregate liability of Seller in respect of claims for indemnification pursuant to Section 8.2(a) will not exceed an amount equal to $150,000,000 (the “Cap”). Notwithstanding anything to the contrary set forth herein, the Indemnity Threshold and the Cap will not apply to the obligations of Seller to indemnify the Buyer Indemnitees in connection with an inaccuracy in or breach of the representation and warranties contained in Sections 3.3(a) and 3.10.
     (b) No Seller Indemnitee will assert any claims for indemnification under Section 8.3(a): (i) in respect of any individual Loss incurred or suffered by such Seller Indemnitee that is not a Qualifying Loss and (ii) until such time as the aggregate of all Qualifying Losses that Seller Indemnitees may have under Section 8.3(a) exceeds the Indemnity Threshold, and then only for the aggregate amount of all Qualifying Losses in excess of the Indemnity Threshold. The aggregate liability of Buyer in respect of claims for indemnification pursuant to Section 8.3(a) will not exceed the Cap. Notwithstanding anything to the contrary set forth herein, the Indemnity Threshold and the Cap and the other provisions of this Section 8.4 will not apply to the obligations of Buyer to indemnify the Seller Indemnitees in connection with an inaccuracy in or breach of any Fundamental Representation.
     (c) For purposes of determining the amount of any Losses subject to indemnification under this Article VIII, the amount of such Losses will be determined net of all related reserves accrued in respect of the specific matter subject to indemnification on the Closing Statement or reflected in the final Closing Net Working Capital Amount.
     (d) With respect to each indemnification obligation in this Agreement: (i) all Losses shall be net of any Eligible Insurance Proceeds, (ii) in no event shall an Indemnifying Party have liability to the Indemnified Party for any punitive damages, except if and to the extent any such damages are recovered against an Indemnified Party pursuant to a Third-Party Claim, and (iii) the parties shall treat any indemnification payment made under this Agreement as an adjustment to the Aggregate Purchase Price.
     (e) If any portion of Losses to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third-party insurance coverage, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party (a “Notice of Insurance”). If the Indemnifying Party so requests within 180 days after receipt of a Notice of Insurance, the Indemnified Party shall use its commercially reasonable efforts to collect the maximum amount of insurance proceeds thereunder, in which event all such proceeds actually received, net of costs reasonably incurred by the Indemnified Party in seeking such collection, shall be considered “Eligible Insurance Proceeds.” Any amount payable by an Indemnifying Party pursuant to this Article VIII shall be paid promptly and payment shall not be delayed pending any determination of Eligible Insurance Proceeds. In any case where an Indemnified Party recovers from a third Person any Eligible Insurance Proceeds and/or any other amount in respect of any Losses for which an Indemnifying Party has actually reimbursed it pursuant to this Article VIII, such Indemnified Party shall promptly pay over to the Indemnifying Party such Eligible Insurance Proceeds and/or the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim, and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.
     (f) Any Indemnified Party shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder.

     (g) Notwithstanding anything to the contrary set forth herein, no indemnification claim may be asserted under this Agreement by a Buyer Indemnitee or a Seller Indemnitee, as the case may be (other than a claim for payment pursuant to Article II hereof), from and after the date on which all or a portion of the equity interests of Seller, any Buyer or any parent entity of Seller or any Buyer, is issued to or sold, assigned or otherwise transferred to any Person that is not controlled directly or indirectly by the Hart Group.
     (h) If on the Closing Date, Buyer or any Buyer Subsidiary knows of any information that would cause one or more of the representations and warranties made by Seller to be inaccurate as of the date made or as of the Closing Date, Buyer shall have no right or remedy after the Closing with respect to such inaccuracy and shall be deemed to have waived its rights to indemnification in respect thereof. Without limiting the foregoing, Buyer shall be charged with knowledge of any information contained in any data room or diligence report made available by or on behalf of Seller to Buyer and all publicly disclosed information regarding the Business.
     (i) Notwithstanding anything to the contrary herein, no party to this Agreement (or any of its Affiliates) shall, in any event, be liable or otherwise responsible to any other party to this Agreement for an amount in excess of the Aggregate Purchase Price.
     (j) Notwithstanding anything to the contrary herein, Seller shall not be required to defend, indemnify or hold harmless any of the Buyer Indemnitees for any Losses relating to Taxes except pursuant to Section 8.2(c).
     8.5 Notification of Claims; Third Party Claims.
     (a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article VIII, including any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third-Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent the Indemnifying Party is materially prejudiced by such failure. The parties agree that (i) in this Article VIII they intend to shorten (in the case of the limited survival periods specified in Section 8.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement (other than a post-Closing covenant) must be delivered prior to the expiration of any applicable survival period specified in Section 8.1 for such representation, warranty, covenant or agreement, (iii) notices for claims in respect of a breach of a post-Closing covenant must be delivered prior to the date that is six months after the last day of the effective period of such post-Closing covenant, (iv) any claims for Pre-Closing Income Taxes must be submitted by last day of the applicable statue of limitations, and (v) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.5 shall be expressly barred and are hereby waived, provided that if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Section 8.5 of a claim for indemnification under this Article VIII (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VIII notwithstanding the passing of such applicable date.
     (b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 8.5(a) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party delivered within 20 Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim (at the expense of such Indemnifying Party and so long as the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim); provided that counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party’s expense. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the preceding sentence. If the Indemnifying Party does not promptly assume the defense of such Third Party Claim following notice thereof, the Indemnified Party shall be entitled to assume and control such defense and to settle or agree to pay in full such Third Party Claim without the consent of the Indemnifying Party without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party hereunder. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party, and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. The Indemnifying Party shall keep the Indemnified Party reasonably updated with respect to material developments relating to any Third Party Claim.
     (c) In the event any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 that does not involve a

Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within 20 Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article VIII. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party. If the Indemnified Party in good faith determines that the conduct of the defense or any proposed settlement of any Third Party Claim would reasonably be expected to affect adversely the Indemnified Party’s Tax liability or the ability of any Company or any Company Subsidiary to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or Litigation relating to any such Third Party Claim at the sole cost of the Indemnifying Party, provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In any event, Seller and Buyer shall cooperate in the defense of any Third Party Claim subject to this Article VIII and the records of each shall be reasonably available to the other with respect to such defense.
     8.6 Exclusive Remedy. Anything to the contrary in this Agreement notwithstanding, Seller and Buyer hereby agree that following the Closing, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, agreement or covenant contained in this Agreement shall be the indemnification rights set forth in this Article VIII. In furtherance of the foregoing and the indemnification provisions set forth in this Article VIII, (i) Buyer hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Buyer Indemnitee may have against Seller or any of its Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns and (ii) Seller hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against any Buyer or any of their Affiliates, or their respective directors, officers, employees, Affiliates, agents or representatives, successors or assigns, in either case to the extent such rights, claims and causes of actions arise under or are based upon any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise.
ARTICLE IX
TERMINATION
     9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:
     (a) By mutual consent of Buyer and Seller;

     (b) By either Buyer or Seller if the Closing shall not have occurred on or before May 14, 2010 or prior to such date if any condition (as set forth in Article VI or Article VII only) to such party’s obligation to consummate the transactions contemplated hereby shall have become incapable of being satisfied; provided, however, that the right to terminate this Agreement shall not be available to any party whose breach of any term of this Agreement has been a cause of, or resulted in, the failure of the Closing to have occurred on or before the aforesaid date;
     (c) By Buyer, if Seller shall have materially breached any of its respective pre-Closing covenants herein or if any representation or warranty of Seller shall, in any case, be or become untrue, such that, in each case, the conditions set forth in Sections 6.1 and 6.2 are incapable of being satisfied;
     (d) By Seller, if Buyer shall have materially breached any of its pre-Closing covenants herein or if any representation or warranty of Buyer shall, in any case, be or become untrue, such that in each case, the conditions set forth in Section 7.1 and 7.2 are incapable of being satisfied; or
     (e) By either Buyer or Seller, if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, and such order, decree, ruling or other action shall have become final and non-appealable.
     9.2 Procedure and Effect of Termination. In the event of termination by Buyer or Seller pursuant to Section 9.1, notice thereof shall promptly be given to Seller or Buyer, as the case may be, and this Agreement shall terminate without further action by any of the parties hereto. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement, except that any termination shall be without prejudice to the rights of either party hereto arising out of a breach by the other party of any term of agreement contained in this Agreement, and except that the provisions of Article VIII, this Section 9.2 and Article X shall survive such termination.

ARTICLE X
MISCELLANEOUS
     10.1 Notices. Any notice or other communication required or permitted to be given under this Agreement shall be in writing (including facsimile or similar transmission) and mailed (by certified mail, return receipt requested, postage prepaid), e-mailed or delivered (including by way of international courier service):
(a)	If to Seller, addressed to:

Rank Group Limited Level Nine 148 Quay Street P.O. Box 3515 Auckland, New Zealand Attention: Gregory A. Cole Facsimile: +64 (0) 9 366 6263 E-mail: Greg.Cole@rankgroup.co.nz with a copy (which shall not constitute notice) to:
Rank Group Limited Level Nine 148 Quay Street P.O. Box 3515 Auckland, New Zealand Attention: Helen D. Golding Facsimile: +64 (0) 9 366 6263 E-Mail: Helen.Golding@rankgroup.co.nz
(b)	If to Buyer, addressed to:

SIG Group Laufengasse 18 CH-8212 Neuhausen am Rheinfall Switzerland Attention: Marco Haussener, Chief Financial Officer Facsimile: 41 (0) 52 674 7200 E-mail: marco.haussener@sig.biz with a copy (which shall not constitute notice) to:
SIG Group Laufengasse 18 CH-8212 Neuhausen am Rheinfall Switzerland Attention: Daniel Petitpierre, Head of Group Legal & Compliance Facsimile: 41 (0)52 674 65 56 E-mail: daniel.petitpierre@sig.biz or to such other address(es) as Seller or Buyer shall give notice to the other by like means. All such notices, demands, and communications, if mailed, shall be effective upon the earlier of (i) actual receipt by the addressee, (ii) the date shown on the return receipt of such mailing, or (iii) three days after deposit in the mail. All such notices, demands and communications, if not mailed, shall be effective upon the earlier of (i) actual receipt by the addressee, (ii) with respect to facsimile and similar electronic transmission, the earlier of (A) the time that electronic confirmation of a successful transmission is received, or (B) the date of transmission, if a confirming copy of the transmission is also mailed as described above on the date of transmission, and (iii) with respect to delivery by overnight courier service, the day after deposit with the courier service, if delivery on such day by such courier is confirmed with the courier or the recipient orally or in writing.
     10.2 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and legal representatives.
     10.3 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective heirs, successors and permitted assigns.
     10.4 Governing Law; Choice of Jurisdiction. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal Laws of the state of New York, without giving effect to the conflict of Laws rules thereof. Each party to this Agreement hereby (i) irrevocably and unconditionally consents and submits, for itself or himself or herself and its, his or her property, to the non-exclusive jurisdiction of the state and federal courts of the State of New York, (ii) waives any objection which it, he or she may now or hereafter have to the laying of venue of any suit, action, or proceeding arising out of or relating to this Agreement in the aforementioned courts, and (iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided for by Law.
     10.5 Assignment. This Agreement and all obligations hereunder shall not be assignable, encumbered or otherwise transferable without the prior written consent of the other party, and any purported assignment or other transfer without such consent shall be void and unenforceable, provided, that this agreement may be assigned by Seller to the Hart Group or any of its Subsidiaries and by the Buyer to Reynolds Group Holdings Limited or

any of its Subsidiaries, and provided, further, that this Agreement and all obligations hereunder shall be freely assignable, encumbered or otherwise transferable by Buyer to the extent required by lenders of Buyer or any of its Affiliates. For the avoidance of doubt, any party that assigns any of its rights or obligations under this Agreement shall remain liable for its obligations hereunder.
     10.6 Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.
     10.7 Further Assurances. From time to time after the Closing Date and at the expense of the requesting party and without further consideration, the parties hereto, upon the request of any other party hereto or its Affiliates, shall execute and deliver such instruments and documents as such other party reasonably may request in order to carry out the purposes and intent of this Agreement.
     10.8 Absence of Post-Closing Restrictions. For the avoidance of doubt, nothing in this Agreement shall restrict Seller in any way from merging, amalgamating, liquidating or otherwise disposing of or combining any of its Subsidiaries following the Closing.
     10.9 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever.
     10.10 Headings. The headings contained in this Agreement or on any exhibit or schedule hereto are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.
     10.11 Entire Agreement. The Seller Disclosure Letter and the other documents delivered pursuant to or as contemplated by this Agreement are hereby incorporated in and form an integral part of this Agreement.

     10.12 Counterparts. This Agreement may be executed in several counterparts, all of which taken together shall constitute one instrument. A signature of a party delivered by telecopy or other electronic communication shall constitute an original signature of such party.
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     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

CARTER HOLT HARVEY LIMITED
By:	/s/ Helen D. Golding
	Name:	Helen D. Golding
	Title:	Authorized Signatory

BEVERAGE PACKAGING HOLDINGS (LUXEMBOURG) III S.À R.L.
By:	/s/ Helen D. Golding
	Name:	Helen D. Golding
	Title:	Attorney in Fact

REYNOLDS GROUP HOLDINGS INC.
By:	/s/ Helen D. Golding
	Name:	Helen D. Golding
	Title:	Secretary

EVERGREEN PACKAGING NEW ZEALAND LIMITED
By:	/s/ Helen D. Golding
	Name:	Helen D. Golding
	Title:	Authorized Signatory

EVERGREEN PACKAGING US LIMITED
By:	/s/ Helen D. Golding
	Name:	Helen D. Golding
	Title:	Authorized Signatory

Annex I
Pro Forma Closing Statement

Annex II
Pro Rata Portion Allocation

Buyer	Percentage
SIG Combibloc Holding GmbH	5.0%
Reynolds Group Holdings Inc.	95.0%

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